Exhibit 99.1

Amendment No. 1 dated April 2, 2009 to the short form base shelf prospectus of Cardiome Pharma Corp. (“Cardiome”) dated November 5, 2008 (the “Base Shelf Prospectus”) and the prospectus supplement of Cardiome Pharma Corp. dated November 6, 2008 to the Base Shelf Prospectus (the “Prospectus Supplement”).

The Base Shelf Prospectus and the Prospectus Supplement are amended and supplemented by the contents of this material change report.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp. 6190 Agronomy Rd, 6th Floor Vancouver, BC V6T 1Z3

2.	Date of Material Change
March 30, 2009

3.	News Release
March 30, 2009 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. today reported financial results for the year ended December 31, 2008.  Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP).  At close of business on December 31, 2008, the exchange rate was CAD$1.00=US$0.8210.

5.	Full Description of Material Change
See attached press release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
	Name:	Curtis Sikorsky
	Title:	Chief Financial Officer
	Phone No.:	604-677-6905

9.	Date of Report
April 2, 2009

Per:	“Curtis Sikorsky”
Curtis Sikorsky,
Chief Financial Officer

SCHEDULE "A" - PRESS RELEASE

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME REPORTS 2008 RESULTS

Vancouver, Canada, March 30, 2009 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the year ended December 31, 2008.  Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP).  At close of business on December 31, 2008, the exchange rate was CAD$1.00=US$0.8210.

Summary Fiscal 2008 Results
We recorded a net loss of $60.5 million ($0.95 per common share) for the year ended December 31, 2008 compared to a net loss of $85.5 million ($1.36 per common share) for the year ended December 31, 2007. The decrease in net loss in fiscal 2008 compared to fiscal 2007 was largely due to foreign exchange.  A decrease in research and development activities also contributed to the decrease in net loss.

Revenue for fiscal 2008 was $1.6 million, a decrease of $3.3 million from $4.9 million in fiscal 2007.

Research and development expenditures were $48.8 million for fiscal 2008, compared to $56.8 million for fiscal 2007.  The decrease of $8.0 million was primarily due to the completion of the Phase 2b trial for vernakalant (oral) in fiscal 2008.  General and administration expenses were $17.2 million in fiscal 2008 compared to $18.5 million in fiscal 2007.  Amortization was $4.1 million for fiscal 2008 compared to $3.4 million for fiscal 2007.  Interest and other income was $0.6 million for fiscal 2008 compared to $4.5 million for fiscal 2007.  Foreign exchange gain was $8.2 million for fiscal 2008 compared to a loss of $16.2 million in fiscal 2007.  Foreign exchange gains and losses are primarily attributable to the translation of U.S. and euro denominated net monetary assets into Canadian dollars for reporting purposes at period end.

Stock-based compensation, a non-cash item included in operating expenses, decreased to $3.1 million for fiscal 2008, as compared to $6.5 million for fiscal 2007.

Liquidity and Outstanding Share Capital
At December 31, 2008, the Company had cash and cash equivalents of $37.1 million.  As of March 30, 2009, the Company had 63,762,296 common shares issued and outstanding, 2,272,727 Series A preferred shares, and 4,810,062 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $8.29 per share.

Conference Call
Cardiome expects to announce the timing of a conference call and webcast within the next week to discuss the 2008 financial results and to provide an update on corporate developments.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ National Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CERTIFICATE OF CARDIOME PHARMA CORP.

Dated: April 2, 2009

The short form prospectus dated November 5, 2008 as amended by this amendment, together with the documents incorporated in the prospectus by reference, and as supplemented by the foregoing, as the foregoing amends the prospectus supplement dated November 6, 2008, constitutes full, true and plain disclosure of all material facts related to the securities offered by the prospectus and the prospectus supplement as required by the securities legislation of each of the provinces of Canada.

(Signed) ROBERT W. RIEDER	(Signed) CURTIS SIKORSKY
Chief Executive Officer and Chairman	Chief Financial Officer

On behalf of the Board of Directors

(Signed) PETER W. ROBERTS	(Signed) WILLIAM L. HUNTER
Director	Director